LB-UBS Commercial Mortgage Trust 2001 - C7 HISTORICAL LIQUIDATION REPORT 1/11/2002 Prospectus ID Property Name Property Type City State % Received From Liquidation Latest Appraisal or Brokers Opinion Effect Date of Liquidation Sales Price Net Amt Received from Sale Ending Scheduled Balance Total P&I Advance Outstanding Total T & I and Other Expense Advnace Outstanding Servicing Fees Expense Net Proceeds Realized Loss Date Loss Passed thru Minor Adj to Trust Date Minor Adj Passed thru Total Loss with Adjustment Loss % of Scheduled Balance Nothing to Report Total all Loans: Current Month Only: Servicing Fee Expense includes fees such as Liquidation or Disposition fees charged by the Special Servicer